CHAPMAN AND CUTLER LLP
                             111 WEST MONROE STREET
                               CHICAGO, IL 60603


                               September 21, 2012


VIA EDGAR CORRESPONDENCE
------------------------
Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 959
                     MLP & Energy Funds Portfolio, Series 1
                       File Nos. 333-183456 and 811-03763

Dear Mr. Bartz:

     This letter responds to your comments given to us via telephone on September 21, 2012 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 959, filed on even date herewith with the Securities and Exchange Commission (the "Commission"). The registration statement offers the MLP & Energy Funds Portfolio, Series 1 (the "Trust"). For your convenience, your comments are set forth below and are followed by our responses.

     1) Please explain why the ETF that the Trust will invest in has economic characteristics that is similar to the securities for purposes of the 80% test. In addition, please disclose in your correspondence the percentage invested in the ETF.

     RESPONSE: The ETF represented in the Trust's portfolio tracks the Alerian MLP Infrastructure Index (the "Index"), which means that the ETF's investments replicate the components of Index. Because the ETF invests directly in the 25 energy infrastructure MLPs that comprise the Index, the inclusion of this ETF in the portfolio is consistent with the Trust's 80% investment policy of investing in energy MLPs and companies in the energy sector. The Trust is invested 19.96% in the ETF.

     2) In your response letter dated September 21, 2012, you represented that the Trust invests in energy MLPs. Please disclose that in the prospectus.

     RESPONSE: The prospectus has been revised to reflect that the Trust invests in energy MLPs.

     3) In the Principal Investment Strategy, the third bullet states that "[T]he securities in which the Closed-End Funds invest may include, but are not limited to: Securities issued by MLPs, such as warrants, convertible bonds, preferred securities, corporate bonds, senior loans, high-yield bonds or international bonds." Please confirm that the following securities exist: corporate bonds, senior loans and international bonds issued by MLPs.

     RESPONSE: The third bullet point under Principal Investment Strategy has been revised to read: "Securities issued by MLPs and companies in the energy sector, such as warrants, convertible bonds, preferred securities, corporate bonds, senior loans, high-yield bonds or international bonds." We have confirmed that companies in the energy sector may issue corporate bonds, senior loans and international bonds.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.



                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren